FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... February........................................................ , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date... February 8, 2010....	By...../s/....Masashiro Kobayashi.........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Announcement of Share Exchange Agreement under which
Canon Inc. Will Make Canon Finetech Inc. Its Wholly Owned Subsidiary

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
February 8, 2010
To Whom It May Concern:

Company name:	Canon Inc.
Name of representative:	Fujio Mitarai, Chairman and CEO
(Code: 7751; Tokyo (First Section), Osaka (First Section), Nagoya (First Section), Fukuoka and Sapporo stock exchanges)
Contact:	Masahiro Osawa, Managing Director Group Executive,
Finance & Accounting Headquarters
(Phone: 81-3-3758-2111)

Company name:	Canon Finetech Inc.
Name of representative:	Ikuo Soma, President and Representative Director
(Code: 6421; Tokyo Stock Exchange First Section)
Contact:	Yuji Inoue, Senior Managing Director
(Phone: 81-48-949-2111)
Announcement of Share Exchange Agreement under which
Canon Inc. Will Make Canon Finetech Inc. Its Wholly Owned Subsidiary
Canon Inc. (“Canon”) and Canon Finetech Inc. (“Canon Finetech”) announced that their respective Boards of Directors at their meetings held on February 8, 2010 have adopted resolutions for a share exchange under which Canon would make Canon Finetech its wholly owned subsidiary (the “Share Exchange”), and Canon and Canon Finetech have entered into a share exchange agreement, as described below.
The Share Exchange will become effective on May 1, 2010 after approval is granted at the annual general meeting of shareholders of Canon Finetech to be held on March 24, 2010. By contrast, Canon will adopt a simplified share exchange without approval at the general meeting of shareholders pursuant to Article 796, Paragraph 3 of the Companies Act. It should be noted that prior to the effective date of the Share Exchange (which is scheduled to occur on May 1, 2010), common stocks of Canon Finetech will be delisted from Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on April 27, 2010 (the last trading day will be April 26, 2010).

Details:
1.	Purpose of Making Canon Finetech Canon’s Wholly Owned Subsidiary through the Share Exchange

Under the corporate philosophy of kyosei—living and working together for the common good—the basic management policy of the Canon Group (the “Group”) is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development. Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the Company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability.

Also, as one of the core Japanese members of the Group, Canon Finetech has contributed to the development of the Group mainly through the development, design and production of multifunction printers (“MFPs”) and paper handling equipment. Additionally, Canon Finetech has contributed to the consolidated earnings of the Group by making full use of its original technologies and know-how to reinforce its independent businesses and expand its business domains. In 2008, Canon Finetech made Nisca Corporation its wholly owned subsidiary to boost the strength of the Group and promote quick and efficient business deployment. Thus, as a listed company, Canon Finetech has carried out continuous management efforts.

However, while the global economy currently appears to be on track for a recovery, because it appears that it will take the form of an L-shaped recovery, the Group expects the surrounding business environment will continue to prove difficult. Faced with these circumstances, in the area of business machines, the Group has steadily carried out such measures, as launching innovative and strategic products and reinforcing direct distribution channels in the United States in anticipation of new initiatives after the economic recovery, entering into an alliance with Hewlett-Packard for next-generation office systems, entering a marketing collaboration with Adobe Systems in the area of electronic document security business, and reaching an agreement with Océ N.V. to combine printing activities.

Towards the further enhancement of these measures, the Group must further accelerate its management speed, based on the financial strength it has built up to date. Strengthening fundamental and production technologies for MFPs and related areas, the core of the business machines segment, and promptly introducing attractive new products and services represent important themes for achieving the “overwhelming No.1 position” in the area of office equipment.

Given these circumstances, Canon has decided that making Canon Finetech, the core company for MFPs and paper-handling equipment in the Group, a wholly owned subsidiary would facilitate the organic integration of both companies’ management resources and further enhance the synergy effect throughout the Group.

As a result, by creating a framework that enables the flexible and swift execution of short-term, and mid- to long-term key strategies the Group will move forward as one, realizing further elevating speed management toward the early achievement of the “overwhelming No.1 position” in the office equipment segment.

2.	Executive Summary of the Share Exchange
(1)	Share Exchange Schedule

Record date for the annual general meeting of shareholders (Canon Finetech)	Thursday, December 31, 2009
Board resolutions adopted (Canon and Canon Finetech)	Monday, February 8, 2010
Date of execution of the share exchange agreement	Monday, February 8, 2010
Annual general meeting of shareholders to approve the share exchange agreement (Canon Finetech)	Wednesday, March 24, 2010 (scheduled)
Final day on which shares are traded (Canon Finetech)	Monday, April 26, 2010 (scheduled)
Day on which shares are delisted (Canon Finetech)	Tuesday, April 27, 2010 (scheduled)
Date of the Share Exchange (effective date)	Saturday, May 1, 2010 (scheduled)

(Note 1)
Canon will make the Share Exchange without approval at its general meeting of shareholders to the underlying share exchange agreement by adopting a simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act.

(Note 2)	The date of the Share Exchange (effective date) may be changed by agreement between Canon and Canon Finetech.
(2)	Method of the Share Exchange

Under this share exchange transaction, Canon will become a wholly owning parent company of Canon Finetech and Canon Finetech will become a wholly owned subsidiary of Canon. The share exchange will become effective on May 1, 2010 without shareholders’ approval of Canon adopting the simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act, and subject to approval at the annual general meeting of shareholders of Canon Finetech to be held on March 24, 2010.

(3)	Terms of allotment in connection with the Share Exchange

	Canon Inc.	Canon Finetech Inc.
	(Wholly owning parent	(Wholly owned subsidiary
	company resulting from the	resulting from the Share
	Share Exchange)	Exchange)
Terms of allotment in connection with the Share Exchange	1	0.38
No. of shares to be delivered upon the Share Exchange	6,845,822 shares of common stock (planned)

(Note 1)	Share allotment ratio

0.38 shares of common stock of Canon will be allotted and delivered for one share of common stock of Canon Finetech; provided, however, that no share allotment will be made for 24,496,816 shares of common stock of Canon Finetech held by Canon for the purposes of the Share Exchange. For the sake of clarity, in case of a material change in the assumptions based on which the ratio is calculated, the above-mentioned share exchange ratio may be changed after discussion between Canon and Canon Finetech.

(Note 2)	Number of Canon shares to be delivered upon the Share Exchange

Upon the Share Exchange, Canon will allot and deliver 6,845,822 shares of its common stock; however, Canon will issue no new shares, as it plans to apply its treasury shares (99,289,198 shares as at the end of January 2010) for shares so delivered. Canon Finetech will cancel all of its shares held in treasury shortly before the effectuation of the Share Exchange (the “Base Time”) (including the shares to be repurchased in response to the requests of its shareholders under Article 785 of the Companies Act in connection with the Share Exchange) at the Base Time pursuant to resolution adopted at the meeting of the Board of Directors to be held prior to the effective date of the Share Exchange.

The number of shares to be allotted and delivered upon the Share Exchange may be changed by reason of cancellation of its treasury shares by Canon Finetech or other cause.
(Note 3)	Treatment of shares representing any fraction of the trading unit of 100 shares (“fractional shares”)

The Share Exchange may result in some shareholders holding fractional shares of Canon. Those shareholders, however, will have no opportunity to sell their fractional shares on the exchange-traded market. Shareholders who will hold fractional shares of Canon can utilize the following methods for Canon shares.

(i)	Repurchase Method (shareholders can sell shares representing any fraction of less than 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to repurchase the fractional shares held by them pursuant to Article 192, Paragraph 1 of the Companies Act.

(ii)	Additional Purchase Method (shareholders can make additional purchase of shares to reach 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to sell the number of fractional shares needed to make up one trading unit, together with the number of fractional shares held by each of them, pursuant to Article 194, Paragraph 1 of the Companies Act and the relevant provisions of the Articles of Incorporation.
(Note 4)	Treatment of fraction of less than one share

Canon will pay the existing shareholders of Canon Finetech who will be allotted any fraction of less than one share of its common stock resulting from the Share Exchange the amount corresponding to the fraction of less than one share pursuant to Article 234 of the Companies Act.

(4)	Treatment of stock acquisition rights (shinkabu-yoyaku-ken) and debentures with stock acquisition rights:

Not applicable, as Canon Finetech has issued no stock acquisition rights and debentures with stock acquisition rights.

(5)	Others

In case of a material change in the financial condition or operating results of Canon or Canon Finetech, or in case of the occurrence of any situation which might make it materially difficult to consummate the Share Exchange due to the requirements for permission, clearance or authorization or notification (including those under foreign laws) or any other event, Canon and Canon Finetech may change the terms of the Share Exchange and other terms of the share exchange agreement or terminate the share exchange agreement by mutual consent of Canon and Canon Finetech after discussion.

3.	Basis for Calculation of the Terms of Allotment in Connection with the Share Exchange
(1)	Basis for calculation

In order to secure the fairness of the share exchange ratio under the Share Exchange, Canon and Canon Finetech determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and designated Nomura Securities Co., Ltd. (“Nomura Securities”) and Daiwa Securities Capital Markets Co., Ltd. (“Daiwa Securities CM”), respectively, as the third-party appraisal agencies to calculate the share exchange ratio.

Nomura Securities calculated the share exchange ratios by performing the average market price analysis for Canon, and the average market price analysis, comparable companies analysis and discounted cash flow analysis (DCF analysis) for Canon Finetech. The results of analysis under each of these analyses are as follows. The ranges of the share exchange ratios shown below represent the ranges of the number of shares of Canon common stock to be allotted for each share of Canon Finetech common stock.

For the average market price analysis, Nomura Securities designated February 5, 2010 as the base date, and adopted the closing stock prices on the base date, and the average closing stock prices for the periods of one month, three months and six months prior to the base date, all on the Tokyo Stock Exchange, and also adopted, for Canon, the average closing price for the period from January 28, 2010, the day immediately following the date on which the “earnings briefing (kessan-tanshin) for the fiscal year ended December 31, 2009” was released, to the base date, and for Canon Finetech, the average closing price for the period from January 25, 2010, the date on which the “earnings briefing for the fiscal year ended December 31, 2009” was released, to the base date.

Method Adopted		Ranges of Share Exchange Ratio

(i)	Average Market Price Analysis	0.32 to 0.35

(ii)	Comparable Companies Analysis:	0.36 to 0.37

(iii)	DCF Analysis:	0.37 to 0.41
In calculating the share exchange ratio, Nomura Securities principally used the information provided by Canon and Canon Finetech, as well as publicly available information. Nomura Securities assumed that all of those materials and information were accurate and complete and has not independently verified their accurateness and completeness. Additionally, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of Canon, Canon Finetech and their affiliates, including analysis and evaluation of individual assets and liabilities, and has not requested any third-party institution to evaluate, appraise or assess them. The calculations of share exchange ratios by Nomura Securities reflect the information and economic conditions as of February 5, 2010. Nomura Securities also assumed that Canon Finetech’s financial forecast (including its profit plan and other information) had been reasonably reviewed and prepared by the management of Canon and Canon Finetech based on the best forecast and judgment currently available to and possible for them.
Based on the assumptions set forth above and certain other conditions, Nomura Securities rendered to Canon its opinion dated February 5, 2010 that the agreed upon number of shares of Canon common stock to be allotted for each share of Canon Finetech common stock is fair to Canon from a financial point of view.
Given that the shares of Canon common stock are listed on stock exchanges and the market prices are available, Daiwa Securities CM made the calculation of Canon common stock by the market price analysis (Daiwa Securities CM designated February 5, 2010 as the base date, and adopted the volume weighted average prices for the period from January 26, 2010, the business day immediately following the date on which the “earnings briefing for the fiscal year ended December 31, 2009” was released by Canon Finetech, to the base date, and the volume weighted average prices for the periods of one month, three months and six months prior to the base date). Given that the shares of Canon Finetech common stock are listed on the stock exchange and the market prices are available, Daiwa Securities CM made the calculation of Canon Finetech common stock by the average market price analysis (Daiwa Securities CM designated February 5, 2010 as the base date, and adopted the volume weighted average prices for the period from January 26, 2010, the business day immediately following the date on which the “earnings briefing for the fiscal year ended December 31, 2009” was released by Canon Finetech, to the base date, and the volume weighted average prices for the periods of one month, three months and six months prior to the base date), the comparable companies analysis given that there exist multiple analogous listed companies comparable to Canon Finetech, and the analogy of the stock valuation based on comparable companies analysis is feasible, and the discounted cash flow analysis (the “DCF Analysis”) to reflect the future business activities in its appraisal. The appraisal range with the value of one share of Canon common stock being 1 is as shown below:

Method Adopted		Appraisal Ranges of Share Exchange Ratio

(i)	Market Price Analysis:	0.316 to 0.345

(ii)	Comparable Companies Analysis:	0.343 to 0.450

(iii)	DCF Analysis:	0.363 to 0.526

In calculating the share exchange ratio, Daiwa Securities CM used the information provided by Canon and Canon Finetech, as well as publicly available information and data, and assumed that all of those materials, data and information were accurate and complete. Daiwa Securities CM has never independently verified the accurateness, credibility, completeness and reasonableness of those materials, data and information. Additionally, Daiwa Securities CM has not independently evaluated, appraised or assessed the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of Canon, Canon Finetech and their affiliates, including analysis and evaluation of individual assets and liabilities, and has never requested any third-party agency to evaluate, appraise or assess them. It is also assumed that Canon Finetech’s business plan and financial forecast has been reasonably prepared by the management of Canon Finetech pursuant to appropriate procedures and based on their current best forecast and judgment.

Based on the assumptions set forth above and other assumptions and qualifications, Daiwa Securities CM delivered to the board of directors of Canon Finetech its opinion dated February 8, 2010 that the agreed number of shares of Canon common stock to be allotted for one share of Canon Finetech common stock is fair to common shareholders of Canon Finetech (excluding Canon) from a financial point of view.

(2)	Progress of calculation

Canon and Canon Finetech diligently examined the results of professional analysis and advice on the calculation of the proposed share exchange ratios submitted by the above-mentioned third-party appraisal agencies designated by each company, and each company considered the capital relationship between Canon and Canon Finetech, the share exchange ratios in similar share exchange transactions in the past, the financial conditions, business performance trends, stock price trends, dividend trends and other relevant aspects of both companies. After repeated negotiations and discussions based on these aspects, it was determined that the share exchange ratio described in Section 2(3) above is reasonable and would contribute to shareholder interests of both companies. As a result, the Boards of Directors of Canon and Canon Finetech determined the share exchange ratio under the Share Exchange at their meetings held on February 8, 2010, and Canon and Canon Finetech entered into the share exchange agreement.

The share exchange ratio may be changed after discussion between Canon and Canon Finetech, in case of a material change in the assumptions based on which the ratio was calculated.

(3)	Relationship with the appraisal agencies

Both Nomura Securities and Daiwa Securities CM are not the related parties of Canon and Canon Finetech, and have no material interest in the Share Exchange.

(4)	Prospect for delisting and reasons

Canon Finetech will become a wholly owned subsidiary of Canon effective May 1, 2010, the day on which the Share Exchange becomes effective, and shares of Canon Finetech will be delisted on April 27, 2010 after the applicable procedural steps in accordance with the delisting standards of the Tokyo Stock Exchange (last trading day will be April 26, 2010).

Canon Finetech shares cannot be traded on the Tokyo Stock Exchange after they are delisted.

As described in Section 1 above, the Share Exchange is intended to improve the corporate values of Canon and Canon Finetech by making Canon Finetech a wholly owned subsidiary of Canon, and its direct purpose is not to have Canon Finetech shares delisted. As the result of the Share Exchange, however, Canon Finetech common stock will be delisted from the Tokyo Stock Exchange.

The shares of Canon common stock to be delivered in consideration of the Share Exchange are listed on the Tokyo Stock Exchange, Osaka Securities Exchange Co., Ltd., Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange. While shareholders who hold 264 or more shares of Canon Finetech and who will be delivered 100 shares (constituting the trading unit) or more of Canon upon the Share Exchange may be partially allotted shares representing any fraction of one trading unit in proportion to the number of shares held, shares constituting one or more trading units can continue to be traded on the Tokyo Stock Exchange, Osaka Securities Exchange Co., Ltd., Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange, which would secure the marketability of shares.

Shareholders who hold less than 264 shares of Canon Finetech common stock and who will hold less than 100 shares of Canon, representing the fractional shares of Canon upon the Share Exchange, cannot sell such fractional shares on the exchange-traded markets, but can utilize the Repurchase Method and the Additional Purchase Method for such fractional shares of Canon. For details of treatment under these methods, refer to Section 2(3) (Note 3) above.

For details of treatment in case of any fraction of less than one share upon the Share Exchange, refer to Section 2(3) (Note 4) above.

Also, Canon Finetech shareholders can continue to trade in Canon Finetech shares held by them on the Tokyo Stock Exchange as in the past on or prior to the last trading date, April 26, 2010 (scheduled) and exercise their rights prescribed in the Companies Act and other related laws, ordinances and regulations

(5)	Measures for securing fairness

Canon already holds 57.59% of the number of issued shares of Canon Finetech. In connection with the consummation of the Share Exchange, Canon requested Nomura Securities as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio under the Share Exchange. Based on the results of that calculation, Canon held negotiations and discussions with Canon Finetech, and the Board of Directors of Canon adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on February 8, 2010. Canon received an opinion (fairness opinion) dated February 5, 2010 from Nomura Securities that the share exchange ratio described in Section 2(3) above is reasonable to Canon from a financial point of view.

Meanwhile, in connection with the consummation of the Share Exchange, Canon Finetech requested Daiwa Securities CM as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the Share Exchange ratio. Based on the results of that calculation, Canon Finetech held negotiations and discussions with Canon, and the Board of Directors of Canon Finetech adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on February 8, 2010. Canon Finetech received an opinion (fairness opinion) dated February 8, 2010 from Daiwa Securities CM that the share exchange ratio described in Section 2(3) above is fair to the common shareholders of Canon Finetech (excluding Canon) from a financial point of view.

Canon Finetech designated Oh-Ebashi LPC & Partners as its legal adviser, and received advice on appropriate steps and other actions for the Share Exchange from a legal point of view.
(6)	Measures for avoiding a conflict of interest
The Board of Directors of Canon Finetech has no director who concurrently serves as an officer or employee of Canon. Of the outside auditors of Canon Finetech, two individuals who concurrently serve as Corporate auditors of Canon did not participate in the meeting of the Board of Directors of Canon Finetech to approve the Share Exchange in order to avoid a conflict of interest.
The Board of Directors of Canon has taken no special measure, because no board member concurrently serves as an officer or employee of Canon Finetech.
4.	Outline of the Parties to the Share Exchange (as of December 31, 2009)

	Wholly owning parent company	Wholly owned subsidiary resulting
	resulting from the Share Exchange	from the Share Exchange
(1) Trade name:	Canon Inc.	Canon Finetech Inc.
(2) Location:	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	717, Yaguchi, Misato-shi Saitama Pref.
(3) Name and title of representative:	Fujio Mitarai Chairman and CEO	Ikuo Soma President and Representative Director
(4) Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment	Manufacture and sale of printers, office and peripheral equipment, industrial equipment, and chemical products
(5) Capital:	¥174,762 million	¥3,451 million
(6) Incorporation date:	August 10, 1937	December 14, 1953
(7) No. of issued shares:	1,333,763,464 shares	42,533,243 shares
(8) Fiscal year end:	December 31	December 31
(9) No. of employees:	168,879 persons (consolidated)	7,429 persons (consolidated)
(10) Main banks:	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(11) Major shareholders and shareholding ratio:	The Daiichi Mutual Life Insurance Company 5.60%	Canon Inc.
57.59%
Japan Trustee Services Bank, Ltd.
(trust account)
2.57%
The Master Trust Bank of Japan, Ltd. (trust account)
2.41%
BBH for Fidelity Low Price Stock
Fund (through its standing agent,
The Bank of Tokyo-Mitsubishi UFJ,
Ltd.)
1.52%
Canon Finetech Employee
Shareholding Plan
1.41%

Japan Trustee Services Bank, Ltd. (trust account) 5.09%
The Master Trust Bank of Japan, Ltd. (trust account) 3.87%
Moxley & Co. (through its standing agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 3.78%
JPMorgan Chase Bank 380055 (through its standing agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 2.99%

(12)	Relationship between the parties:
	Capital relationship:	Canon holds 57.59% of the number of issued shares of Canon Finetech (24,496,816 shares) (as of February 8, 2010), and is the parent company of Canon Finetech.
	Personnel relationship:	Two corporate auditors of Canon concurrently serve as auditors of Canon Finetech.
	Commercial relationship:	Canon purchases accessories, parts and components for office equipment from Canon Finetech.
	Related Party or not:	Canon Finetech is a consolidated subsidiary of Canon and is the related party of Canon.
(13)	Financial conditions and operating results for the most recent three fiscal years (consolidated basis)
		Canon Inc.			Canon Finetech Inc.
	Fiscal year end	Dec. 07	Dec. 08	Dec. 09	Dec. 07	Dec. 08	Dec. 09
	Consolidated net assets (*)	2,922,336	2,659,792	2,688,109	79,444	71,478	73,184
	Consolidated total assets	4,512,625	3,969,934	3,847,557	117,650	98,324	95,955
	Consolidated net assets per share (yen) (*)	¥2,317.39	¥2,154.57	¥2,177.53	¥1,622.08	¥1,667.93	¥1,703.75
	Consolidated sales	4,481,346	4,094,161	3,209,201	171,577	148,561	108,148
	Consolidated operating profit	756,673	496,074	217,055	10,550	6,659	3,597
	Consolidated net income before tax	768,388	481,147	219,355	9,787	8,136	3,064
	Consolidated net income	488,332	309,148	131,647	5,728	6,153	2,226
	Consolidated net income per share (yen)	¥377.59	¥246.21	¥106.64	¥135.63	¥145.24	¥52.35
	Dividend per share (yen)	¥110.00	¥110.00	¥110.00	¥30.00	¥30.00	¥24.00

(¥ in millions, except where otherwise noted)
(*)
The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its consolidated net assets and consolidated net assets per share represents its consolidated shareholders’ equity and consolidated shareholders’ equity per share, respectively.

5.	Condition after the Share Exchange

		100% parent company resulting from the Share Exchange
(1)	Trade name:	Canon Inc.
(2)	Location:	30-2, Shimomaruko 3-chome, Ota-ku, Tokyo
(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO
(4)	Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment
(5)	Capital:	¥174,762 million
(6)	Fiscal year end:	December 31
(7)	Net assets:	To be determined
(8)	Total assets:	To be determined

6.	Accounting Overview The Share Exchange is expected to be accounted for as equity transactions in accordance with U.S. generally accepted accounting principles, resulting in no goodwill.

7.	Outlook

Canon has already consolidated Canon Finetech as a subsidiary. Therefore, the impact of the Share Exchange on the consolidated and non-consolidated earnings of Canon is expected to be insignificant.

8.	Matters Regarding Transactions with the Controlling Shareholder.

The Share Exchange constitutes a transaction, etc. of Canon Finetech with its parent company, etc. Canon Finetech recognizes that its free business activities are not prevented by its parent company Canon and Canon’s group of companies and it secures a certain level of independence. Canon Finetech is making its transactions with Canon and Canon’s group of companies based on the same standards as those applicable to its transactions with other companies, and has not been and will not be subject to any restrictions by reason of its capital relationship with Canon and Canon’s group of companies.

Canon Finetech also has determined the Share Exchange after maintaining the management independence as set forth above and securing fairness through the measures described in Section 3(5) and (6) above.

# # # # #
(Referential Data) Canon’s Consolidated Earnings Forecast for the Current Fiscal Year (released on January 27, 2010) and Consolidated Results for the Previous Fiscal Year (¥ in millions)

			Net income	Net income
			before income	applicable to
	Consolidated	Consolidated	taxes	Canon
	sales	operating profit		shareholders
Current earnings forecast (FY ending December 31, 2010)	3,450,000	330,000	320,000	200,000
Previous results (FY ended December 31, 2009)	3,209,201	217,055	219,355	131,647

(*)	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards.